UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number: 333-226308

ZETA Network Group

(Translation of registrant’s name into English)

80 Broad Street, 5th Floor
New York, NY 10005
Tel: +1 (929) 317-2699
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

Entry into Payoff Letter Agreement

On September 4, 2025, Zeta Network Group (the “Company”) entered into a Payoff Letter Agreement (the “Agreement”) with each of the holders (the “Holders”) of the Company’s outstanding convertible notes (the “Notes”) originally issued on January 16, 2025 pursuant to that certain Securities Purchase Agreement dated September 27, 2024, as amended.

Pursuant to the Agreement, the Company and the Holders agreed to fully and finally settle the remaining outstanding principal balances of the Notes through a one-time conversion into Class A ordinary shares, par value $0.0025 per share (the “Conversion Shares”), at a fixed conversion price of US$1.15 per share.

Upon issuance and delivery of the Conversion Shares, the Notes shall be deemed fully satisfied, released, and extinguished, and the Holders shall have no further rights or claims thereunder. The Agreement also provides for the termination of the related transaction documents and mutual releases among the parties, effective upon closing.

The foregoing description of the Agreement is qualified in its entirety by reference to the full text of the Form of Payoff Letter Agreement, which is furnished as Exhibit 99.1 to this Report on Form 6-K and incorporated herein by reference.

Exhibit No.	Description
99.1	Form of Payoff Letter Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: September 4, 2025

Zeta Network Group

By:	/s/ Samantha Huang
Name:	Samantha Huang
Title:	Chief Executive Officer

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